CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated February 11, 2015 relating to the consolidated financial statements of Primero Mining Corp. appearing in this Annual Report on Form 40-F of Primero Mining Corp. for the year ended December 31, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 30, 2016